Contact

www.linkedin.com/in/kellinikole
(LinkedIn)

Top Skills

Venture Capital

Impact Investing

Ecosystem development

Languages

English

Japanese

Honors-Awards

Golden Laurel: Excellence in
Technology

Mira Award for Investor of The Year

IBJ Woman of Influence

IBJ Indiana 250 Most Influential
Business Leaders

Kelli N. Jones

Co-Founder Be Nimble Foundation & Sixty8 Capital | Building and
Investing in Diverse Tech Ecosystems
Indianapolis, Indiana, United States

Summary

I run two companies. The first is all about culture and social
currency. The other is about achieving generational wealth. They are
both separate and connected.

———

Experience

Sixty8 Capital
Co-Founder & General Partner
February 2019 - Present (5 years 3 months)
Indianapolis, Indiana Area

Seen. Heard. Funded. We are the first Indiana-based Venture Capital firm
dedicated to investing in Black, Latinx, Women, LGBTQ+, and disabled
founders. We use capital, connections, and community to support scalable and
investable tech and tech-enabled companies with a clear road to profitability.

Be Nimble Foundation
Founder/CEO
October 2016 - Present (7 years 7 months)
Indianapolis, Indiana Area

Be Nimble is a 501(c)(3) social enterprise with the goal of advancing diversity
initiatives to create fully inclusive tech ecosystems. We focus our efforts
on workforce development and start-up and entrepreneurship support. We
help people gain high-paying jobs in technology and support diverse start-up
founders through our accelerators, workshops, and pitch competitions. We are
here to close the economic wealth gap and create generational wealth for our
community.

What does it mean to Be Nimble?
Not tied to trends. Forecasting what's next. Being flexible enough to know that
nothing is permanent.

From Nap, With Love
Founder

September 2016 - Present (7 years 8 months)
Indianapolis

Chief Strategic Officer. The backbone. The Khaleesi. Running daily operations for a growing community of innovators, creatives, and culture juggernauts.

Allos Ventures
Program Manager
August 2020 - April 2021 (9 months)
Indianapolis, Indiana, United States

Techstars
Program Manager, The Heritage Group Accelerator
April 2019 - April 2020 (1 year 1 month)
Indianapolis, Indiana Area

Techstars is the worldwide network that helps entrepreneurs succeed. Each year, Techstars chooses over 400 companies to join its 3-month mentorship-driven accelerator, investing $120K and providing hands-on mentorship and access to the Techstars Network for life. This program is designed to help startups gain traction through deep mentor engagement, rapid iteration cycles, and fundraising preparation.

Givelify
1 year 3 months

Recruitment Consultant
April 2019 - May 2019 (2 months)
Indianapolis, Indiana Area

Director of People, Culture, and Brand
March 2018 - April 2019 (1 year 2 months)
Indianapolis, Indiana Area

Givelify is the most downloaded, highest rated mobile and online giving platform, revolutionizing the way people give to causes that matter to them.

We are trusted by places of worship and nonprofits of all types to help them raise money so they can fund their organization's mission.

As the leading mobile and online giving platform, we believe the experience of giving should be as beautiful as the act of giving. In my role as Director of People & Culture, I'm responsible for recruitment, company culture, and brand, marketing and community relations.

Blavity
Business Development & Partnerships
September 2016 - March 2017 (7 months)
Greater Los Angeles Area

Era of the Engineer
General Manager
October 2012 - October 2016 (4 years 1 month)
Brooklyn

I create, execute and manage all projects, bookings and collaborations
with our client DJ, Engineer, and Speaker Gimel "Young Guru" Keaton.
OneTwentyTwo Agency is a management firm working with engineers, DJs
and artists to create cool and unique opportunities within the music industry.
I am the lead project manager for Era of the Engineer, a brand founded by
Young Guru to celebrate the emergence and importance of audio engineering
and creating access to tech careers for Black youth. Through the EOE brand,
Guru has become an ambassador for engineering, creating online classes
through Skillshare, co-creating Earsketch, a platform teaching Python and
Java using music production with Georgia Tech, teaching and creating an
degree program with USC's Thornton School of Music, and touring colleges
and universities worldwide.

HipHopDX
Director, Sales & Marketing
April 2015 - July 2016 (1 year 4 months)
Greater Los Angeles Area

- Strategized and executed marketing, sales and business development
strategies for the #1 Hip Hop news outlet on the internet

- Served as a member of the executive leadership team along with the
President & CEO, Editor-In-Chief and Chief Technology Officer

- Established relationships with major labels, independent labels, artists,
brands, creative/advertising agencies and promotions companies to build
advertising campaigns for HipHopDX both on-platform (HipHopDX.com) and
off-platform (social media, video and events)

- Managed social media team and created posting and content strategy for
all of HipHopDX's social media outlets. The new strategy increased growth
on Instagram by 400%, growth on Twitter by 115% and growth on Facebook

by 50%, including a huge growth in our Facebook video platform with several videos reaching over 5M views.

- Created HipHopDX's first branded content video program including original programming such as "In My City," "How I Live," and HipHopDX's weekly livestream for emerging artists "#DXLive"

- Established "The Breakdown With HipHopDX" a weekly news segment on Sirius XM/Shade 45's All Out Show

- Planned and executed one of HipHopDX's most successful events, #BriskDX an Official SXSW showcase in partnership with Def Jam Records and Brisk Iced Tea.

- Managed all media, brand and event partnerships with HipHopDX including show support, marketing support, editorial support.

- Develop and execute pro-active media relations and other high-level communications activities in support of organizational goals

Indiana Black Expo, Inc.
Public Relations and Communications Specialist
June 2014 - April 2015 (11 months)

• Direct all public relations and communications strategies for Indiana Black Expo's most attended events including Summer Celebration and Circle City Classic

• Marketed #good4IN hashtag through all relevant social media and communications strategies, yielding 11.5 million impressions on social media between July 10, 2014 – July 20, 2014

• Define and develop a public relation strategy for maximum exposure of IBE programs and events on a local, state, and national level

• Execute meaningful and consistent messages that create internal and external understanding of IBE's programs and events, developing and managing the external positioning and image efforts

• Develop and execute pro-active media relations and other high-level communications activities in support of organizational goals

• Maintain all social media networks including twitter, facebook, and Instagram

• Maintain media lists and databases and update lists and databases on a consistent basis

• Organize regular press events to highlight the organization's events and programs, and the organization's mission, vision, and objectives

• Work with all departments to coordinate and implement the communications and public relations initiatives for the organization and all of its programs and events

• Write press releases, radio spots, TV spots, and copy for internal and external communications

• Conduct and assist with media buying and regularly review all radio station affidavits to insure spots are ran according to schedule

• Write speeches and create presentations for organization's programs and events

• Work with all departments to develop, update and manage website, online community and social network accounts

• Establish and maintain relationships with key media to insure consistent publicity and serves as a media spokesperson when required

• Serves as day-to-day external public and press contact for all organization inquiries

Steel Magnolia Group
Partner & Founder
September 2010 - April 2014 (3 years 8 months)
Brooklyn/Atlanta

Created and founded Steel Magnolia Group an artist, experiential event and brand management company.

Artist management for Torae and Skyzoo
A3C Festival partners and event strategists

SXSW Festival event leads

Experiential brand development, marketing and onsite activation for Monster, AirBnB, Redbull, Lyft, Akai/Numark, Native Instruments, Avid/Protools, Guitar Center, Ableton and Unique Squared.

A3C Festival
Director of The Pro-Audio Experience
October 2011 - October 2013 (2 years 1 month)
Atlanta, GA

As Director of the Pro-Audio Experience at A3C, I was responsible for fundraising, staffing, and creating content for the 3-day pro-audio focused event, working with brands like Akai/Numark, Native Instruments, Ableton, Guitar Center and others. Content included panels on DJ'ing, producing, engineering, and a keynote speech from Young Guru. In the evenings, we moved to live shows including the celebrity B.L.A.P. Producer Showcase, CouchSessions presents The Circus, and the first live airing of The Combat Jack Show.

Brooklyn Bodega
Business Development Manager
May 2010 - March 2012 (1 year 11 months)
Brooklyn

I ran the business development department for Brooklyn Bodega and Brooklyn Hip Hop Festival. I created partnerships with brands and community partners to support festival sponsorship, increase revenue and intensify awareness.

Education

Stanford University
VC Unlocked · (2020)

Indiana University Robert H. McKinney School of Law

Tennessee State University
Bachelor of Science - BS, Psychology & Philosophy